What our investors are saying:

"GOOD IDEA.
GREAT EXECUTION."

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INVEST IN PIGGYBACK NETWORK: RIDESHARE FAMTECH CARPOOL
We use AI to help parents meet other parents and schedule shared rides for kids
piggybacknetwork.com
Chicago Illinois

INVEST TODAY FOR FUTURE EQUITY IN PIGGYBACK

PiggyBack

WWW.WEFUNDER.COM/PIGGYBACKNETWORK

Invest: For a better today and tomorrow

PiggyBack is what the family carpooling experience SHOULD be:

SAFE | EASY | RELIABLE | FLEXIBLE

PiggyBack